Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or “the Company”) DEALINGS IN SECURITIES In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") Shareholders are advised that an Executive and Prescribed officer of Gold Fields Limited, Mr. BJ Mattison, sold Gold Fields Limited shares on the open market. Details of the transactions are set out below: Name of Executive/ Prescribed Officer BJ Mattison Nature of transaction On market sale of shares Transaction Date 3 March 2023 Number of Shares 40 000 Class of Security Ordinary Shares Price per Share R171.9679 Total Value R6,878,716.00 Vesting Period Nil Nature of interest Direct and Beneficial In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained. 06 March 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd